SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	October	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Tiara™ Featured in Live Case Session at TCT 2015 Scientific Symposium

Document 1

Neovasc Tiara™ Featured in Live Case Session at TCT 2015 Scientific Symposium

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Oct. 16, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced its Tiara™ technology was featured in a "live case" broadcast to the 27th Annual Transcatheter Cardiovascular Therapeutics (TCT) scientific symposium.   TCT is the world's largest educational meeting specializing in interventional cardiovascular medicine and is being held October 10th - 16th, 2015 in San Francisco CA.

In a live case broadcast to the main arena of the conference, Dr. Anson Cheung and Dr. John Webb of St. Paul's Hospital (Vancouver, Canada) successfully implanted a 35mm Tiara transcatheter mitral valve in a patient suffering from severe mitral regurgitation (MR). The implantation was completed successfully, within less than 30 minutes, and without any procedural complications.   Implantation of the Tiara valve resulted in the complete resolution of the patient's MR.

"This live case broadcast reinforced Tiara's potential as a new treatment option for patients with severe MR and who are at high risk for conventional surgery," commented Neovasc CEO, Alexei Marko. "Attending physicians were able to see first-hand the simplicity of the catheter-based implantation procedure and the resulting elimination of the patient's MR. The TIARA-I Early Feasibility Study is continuing to enroll patients, in the U.S., Canada, and Belgium. We look forward to continuing to expand our Tiara clinical program and ultimately the adoption of Tiara for routine use in these patients, once regulatory approval is obtained."

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the potential benefits of the Neovasc Reducer™ and Tiara™; the Company's receipt of any required local and institutional approvals, European enrollment and the success of applications in Europe; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. No assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 16-OCT-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: October 16, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer